

September 10, 2009

Sent via U.S. Mail and facsimile to (509) 624-6233

Daniel G. Byrne
Executive Vice President – Finance
   and Principal Financial Officer
Sterling Financial Corporation
111 North Wall Street
Spokane, Washington 99201

       RE: Sterling Financial Corporation
               Form 10-K for Fiscal Year Ended December 31, 2008
               Form 10-Q for the Period Ended March 31, 2009
               File No. 000-20800

Dear Mr. Byrne,

      We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

               Sincerely,

               John P. Nolan
               Senior Assistant Chief Accountant